Exhibit 99.97

IMMUNOPRECISE ANTIBODIES LTD.

CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE MONTHS ENDED JULY 31, 2020 AND 2019

(Unaudited – Expressed in Canadian Dollars)

IMMUNOPRECISE ANTIBODIES LTD.

CONDENSED INTERIM CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

(Unaudited – Expressed in Canadian Dollars)

		July 31,	April 30,
		2020	2020
	Note	$	$
ASSETS
Current assets
Cash		6,062,177	2,605,706
Amounts receivable		3,599,869	2,491,636
Taxes receivable		—	88,549
Inventory		1,017,677	818,643
Unbilled revenue		1,868,097	1,168,317
Prepaid expenses		447,106	526,591

		12,994,926	7,699,442
Restricted cash		84,457	85,129
Deposit on equipment		—	87,847
Investment	7	127,394	118,896
Property and equipment	8	3,651,390	3,077,762
Intangible assets	5, 6, 9	8,229,778	8,285,392
Goodwill	5, 6	8,332,782	7,908,653

Total assets		33,420,727	27,263,121

LIABILITIES
Current liabilities
Accounts payable and accrued liabilities		2,316,814	1,766,058
Taxes payable		171,429	—
Deferred revenue		2,328,007	1,474,750
Debentures	10	—	2,000,000
Loans payable	11	107,287	121,833
Leases	13	698,715	752,306
Deferred acquisition payments	5, 6	1,976,379	1,814,820

		7,598,631	7,929,767
Debenture subscriptions received	12	—	313,268
Loans payable	11	189,099	190,306
Convertible debentures – liability component	12	2,341,765	—
Leases	13	1,687,957	1,131,744
Deferred acquisition payments	5, 6	—	1,010,620
Deferred income tax liability		1,687,468	1,601,577

		13,504,920	12,177,282

SHAREHOLDERS’ EQUITY
Share capital	14	38,401,865	34,086,942
Convertible debentures – equity component	12	204,523	—
Contributed surplus	14	3,722,646	3,777,771
Accumulated other comprehensive income (loss)		614,743	(300,222)
Deficit		(23,027,970)	(22,478,652)

		19,915,807	15,085,839

Total liabilities and shareholders’ equity		33,420,727	27,263,121

Nature of operations (Note 1)

Subsequent events (Notes 14 and 18)

Approved and authorized on behalf of the Board of Directors on September 28, 2020

“James Kuo”	Director	“Greg Smith”	Director

The accompanying notes are an integral part of these condensed interim consolidated financial statements

IMMUNOPRECISE ANTIBODIES LTD.

CONDENSED INTERIM CONSOLIDATED STATEMENTS OF

COMPREHENSIVE INCOME (LOSS)

For the three months ended July 31, 2020 and 2019

(Unaudited – Expressed in Canadian Dollars)

		2020	2019
	Note	$	$
REVENUE		3,764,977	2,716,099
COST OF SALES		1,354,651	1,339,693

GROSS PROFIT		2,410,326	1,376,406

EXPENSES
Advertising		33,306	117,200
Amortization and depreciation	8, 9	677,887	547,841
Bad debt recovery		(15,775)	—
Consulting fees		37,421	22,340
Foreign exchange loss (gain)		20,256	(112,976)
Insurance		35,692	20,531
Interest and bank charges		169,806	118,960
Management fees	15	196,539	45,148
Office and general		148,160	223,335
Professional fees		187,674	149,720
Rent		96,656	41,165
Repairs and maintenance		8,439	—
Research and development		309,213	167,260
Salaries and benefits	15	1,351,232	1,096,244
Share-based payments	14, 15	97,273	285,995
Telephone and utilities		12,973	10,100
Travel		17,400	119,305

		3,384,152	2,852,168

Loss before other income (expense) and income taxes		(973,826)	(1,475,762)

OTHER INCOME (EXPENSE)
Accretion	5, 6, 10, 12	(101,145)	(552,893)
Grant income and subsidy		707,284	—
Other expense		(624)	12,402

		605,515	(540,491)

Loss before income taxes		(368,311)	(2,016,253)
Income taxes (expense) recovery		(181,007)	4,055

NET LOSS FOR THE PERIOD		(549,318)	(2,012,198)
ITEMS THAT MAY BE RECLASSIFIED SUBSEQUENTLY TO LOSS
Exchange difference on translating foreign operations		914,965	(602,604)

COMPREHENSIVE INCOME (LOSS) FOR THE PERIOD		365,647	(2,614,802)

LOSS PER SHARE – BASIC AND DILUTED		(0.01)	(0.03)

WEIGHTED AVERAGE NUMBER OF SHARES OUTSTANDING		72,414,998	67,982,923

The accompanying notes are an integral part of these condensed interim consolidated financial statements

IMMUNOPRECISE ANTIBODIES LTD.

CONDENSED INTERIM CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

(Unaudited – Expressed in Canadian dollars, except for share figures)

				Convertible		Accumulated
				Debentures		Other
		Share	Subscriptions	– Equity	Contributed	Comprehensive
	Number of	Capital	Received	Component	Surplus	(Loss) Income	Deficit	Total
	Shares	$	$	$	$	$	$	$
Balance, April 30, 2019	67,939,445	32,699,425	—	—	3,074,192	(228,060)	(17,476,482)	18,069,075
Adoption of IFRS 16 (Note 4)	—	—	—	—	—	—	(54,744)	(54,744)

Balance, May 1, 2019	67,939,445	32,699,425	—	—	3,074,192	(228,060)	(17,531,226)	18,014,331
Subscriptions received	—	—	1,500	—	—	—	—	1,500
Shares issued pursuant to option exercise	50,000	26,355	—	—	(11,355)	—	—	15,000
Share-based payments	—	—	—	—	285,995	—	—	285,995
Comprehensive loss for the period	—	—	—	—	—	(602,604)	(2,012,198)	(2,614,802)

Balance, July 31, 2019	67,989,445	32,725,780	1,500	—	3,348,832	(830,664)	(19,543,424)	15,702,024
Shares issued pursuant to settlement of Debentures and accrued interest	1,244,792	858,906	—	—	—	—	—	858,906
Shares issued pursuant to option exercise	5,000	2,635	(1,500)	—	(1,135)	—	—	—
Shares issued pursuant to warrant exercise	680,971	499,621	—	—	(22,942)	—	—	476,679
Share-based payments	—	—	—	—	453,016	—	—	453,016
Comprehensive loss for the period	—	—	—	—	—	530,442	(2,935,228)	(2,404,786)

Balance, April 30, 2020	69,920,208	34,086,942	—	—	3,777,771	(300,222)	(22,478,652)	15,085,839
Shares issued pursuant to deferred acquisition payment to IPA Europe	664,163	511,405	—	—	—	—	—	511,405
Shares issued pursuant to option exercise	180,900	237,044	—	—	(99,199)	—	—	137,845
Shares issued pursuant to warrant exercise	3,305,500	3,566,474	—	—	(53,199)	—	—	3,513,275
Convertible debentures	—	—	—	204,523	—	—	—	204,523
Share-based payments	—	—	—	—	97,273	—	—	97,273
Comprehensive income (loss) for the period	—	—	—	—	—	914,965	(549,318)	365,647

Balance, July 31, 2020	74,070,771	38,401,865	—	204,523	3,722,646	614,743	(23,027,970)	19,915,807

The accompanying notes are an integral part of these condensed interim consolidated financial statements

IMMUNOPRECISE ANTIBODIES LTD.

CONDENSED INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS

For the three months ended July 31, 2020 and 2019

(Unaudited – Expressed in Canadian Dollars)

	2020	2019
	$	$
Operating activities:
Net loss for the period	(549,318)	(2,012,198)
Items not affecting cash:
Amortization and depreciation	911,923	702,284
Deferred income taxes	—	(55,140)
Accretion	101,145	552,893
Foreign exchange	110,932	(118,983)
Share-based payments	97,273	285,995

	671,955	(645,149)
Changes in non-cash working capital related to operations:
Amounts receivable	(1,108,233)	217,161
Inventory	(199,034)	101,746
Unbilled revenue	(699,780)	155,970
Prepaid expenses	79,485	15,172
Accounts payable and accrued liabilities	550,756	(319,074)
Taxes payable and receivable	259,978	141,532
Deferred revenue	853,257	89,128

Net cash provided by (used in) operating activities	408,384	(243,514)

Investing activities:
Purchase of equipment	(10,566)	(70,894)
Internally generated development costs	(21,049)	(10,621)
Deferred acquisition payment	(518,534)	—

Net cash used in investing activities	(550,149)	(81,515)

Financing activities:
Proceeds on share issuance	3,651,120	15,000
Subscriptions received	—	1,500
Repayment of leases	(267,103)	(105,075)
Loan repayments	(15,753)	(20,398)
Proceeds from convertible debentures, net of transaction costs	2,201,821	—
Repayment of debentures	(2,000,000)	—

Net cash provided by financing activities	3,570,085	(108,973)

Increase (decrease) in cash during the period	3,428,320	(434,002)
Foreign exchange	27,479	(116,311)
Cash – beginning of the period	2,690,835	5,539,100

Cash – end of the period	6,146,634	4,988,787

Cash is comprised of:
Cash	6,062,177	4,951,871
Restricted cash	84,457	36,916

	6,146,634	4,988,787

Cash paid for interest	61,644	1,196
Cash paid for income tax	10,088	30,315

Supplemental cash flow information (Note 17)

The accompanying notes are an integral part of these condensed interim consolidated financial statements

IMMUNOPRECISE ANTIBODIES LTD.

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

For the three months ended July 31, 2020 and 2019

(Unaudited – Expressed in Canadian Dollars)

1.	NATURE OF OPERATIONS

ImmunoPrecise Antibodies Ltd. (the “Company” or “IPA”) was incorporated under the laws of Alberta on November 22, 1983. The Company is listed on the TSX Venture Exchange (the “Exchange”) as a Tier 2 life science issuer under the trading symbol “IPA”. The Company’s OTC symbol is “IPATF”. The Company is a supplier of custom hybridoma development services. The address of the Company’s corporate office is 3204 – 4464 Markham Street, Victoria, BC, Canada V8Z 7X8.

The condensed interim consolidated financial statements have been prepared on the basis of accounting principles applicable to a going concern. This assumes the Company will continue in operation for the foreseeable future and will be able to realize its assets and discharge its obligations in the normal course of operations. The Company has incurred operating losses since inception, including $549,318 for the three months ended July 31, 2020 and has accumulated a deficit of $23,027,970 as at July 31, 2020. The Company may need to raise additional funds in order to continue on as a going concern and there can be no assurances that sufficient funding, including adequate financing, will be available. The ability of the Company to arrange additional financing in the future depends in part, on the prevailing capital market conditions and profitability of its operations.

In March 2020, there was a global pandemic outbreak of COVID-19. The actual and threatened spread of the virus globally has had a material adverse effect on the global economy and specifically, the regional economies in which the Company operates. The pandemic could result in delays in the course of business and could have a negative impact on the Company’s ability to raise new capital. It is not possible for the Company to predict the duration or magnitude of the adverse results of the outbreak and its effects on the Company’s business or results of operations at this time. These material uncertainties may cast significant doubt on the Company’s ability to continue as a going concern. Accordingly, the condensed interim consolidated financial statements do not give effect to adjustments that would be necessary should the Company be unable to continue as a going concern and therefore be required to realize its assets and liquidate its liabilities, contingent obligations and commitments other than in the normal course of business and at amounts different from those in the condensed interim consolidated financial statements.

2.	BASIS OF PRESENTATION

(a) Statement of compliance

These condensed interim consolidated financial statements have been prepared in conformity with International Accounting Standard (“IAS”) 34, Interim Financial Reporting, using the same accounting policies as detailed in the Company’s audited annual financial statements for the year ended April 30, 2020. They do not include all the information required for complete annual financial statements in accordance with International Financial Reporting Standards (“IFRS”), as issued by the International Accounting Standards Board (“IASB”) and interpretations of the International Financial Reporting Interpretations Committee (“IFRIC”) and therefore should be read together with the audited annual financial statements for the year ended April 30, 2020.

These condensed interim consolidated financial statements were approved by the Board of Directors for issue on September 28, 2020.

(b) Basis of measurement

These condensed interim consolidated financial statements have been prepared on the historical cost basis. In addition, these condensed interim consolidated financial statements have been prepared using the accrual basis of accounting, except for cashflow information.

IMMUNOPRECISE ANTIBODIES LTD.

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

For the three months ended July 31, 2020 and 2019

(Unaudited – Expressed in Canadian Dollars)

(c) Basis of consolidation

These condensed interim consolidated financial statements include the financial statements of the Company and the following subsidiaries which are wholly owned and subject to control by the Company:

Name of Subsidiary	% Equity Interest - 2020	% Equity Interest - 2019	Country of Incorporation
ImmunoPrecise Antibodies (Canada) Ltd.	100%	100%	Canada
ImmunoPrecise Antibodies (USA) Ltd.	100%	100%	USA
ImmunoPrecise Antibodies (N.D.) Ltd.	100%	100%	USA
ImmunoPrecise Antibodies (MA) LLC	100%	100%	USA
Talem Therapeutics LLC	100%	100%	USA
U-Protein Express B.V. (“U-Protein”)	100%	100%	Netherlands
ImmunoPrecise Netherlands B.V.	100%	100%	Netherlands
ImmunoPrecise Antibodies (Europe) B.V. (“IPA Europe”, formerly ModiQuest Research B.V.)	100%	100%	Netherlands
Immulease B.V. (“Immulease”)	100%	100%	Netherlands

Control is achieved when the Company has the power to, directly or indirectly, govern the financial and operating policies of an entity so as to obtain benefits from its activities. Subsidiaries are fully consolidated from the date on which control is obtained and continue to be consolidated until the date that such control ceases. Intercompany balances, transactions and unrealized intercompany gains and losses are eliminated upon consolidation.

The Company incorporated a new subsidiary, ImmunoPrecise Antibodies (USA) Ltd., in Delaware, USA on September 11, 2019.

(d) Functional and presentation currency

The functional currency of a company is the currency of the primary economic environment in which the company operates. The presentation currency for a company is the currency in which the company chooses to present its financial statements.

The functional currency of the Company and ImmunoPrecise Antibodies (Canada) Ltd. is the Canadian dollar. The functional currency of ImmunoPrecise Antibodies (USA) Ltd., ImmunoPrecise Antibodies (N.D.) Ltd., ImmunoPrecise Antibodies (MA) LLC and Talem Therapeutics LLC is the US dollar. The functional currency of U-Protein, ImmunoPrecise Netherlands BV, IPA Europe and Immulease is the Euro. The presentation currency of the Company is the Canadian dollar.

Entities whose functional currencies differ from the presentation currency are translated into Canadian dollars as follows: assets and liabilities – at the closing rate as at the reporting date, and income and expenses – at the average rate of the period. All resulting changes are recognized in other comprehensive income as cumulative translation differences.

Transactions in foreign currencies are translated into the functional currency at exchange rates at the date of the transactions. Foreign currency monetary assets and liabilities are translated at the functional currency exchange rate at the reporting date. Non-monetary items that are measured in terms of historical cost in a foreign currency are translated using exchange rates as at the dates of the initial transactions. Non-monetary items measured at fair value in a foreign currency are translated using the exchange rates at the date when the fair value is determined. All gains and losses on translation of these foreign currency transactions are included in profit or loss.

IMMUNOPRECISE ANTIBODIES LTD.

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

For the three months ended July 31, 2020 and 2019

(Unaudited – Expressed in Canadian Dollars)

When the Company disposes of its entire interest in a foreign operation, or loses control, joint control, or significant influence over a foreign operation, the foreign currency gains or losses accumulated in other comprehensive income related to the foreign operation are recognized in profit or loss. If an entity disposes of part of an interest in a foreign operation which remains a subsidiary, a proportionate amount of foreign currency gains or losses accumulated in other comprehensive income related to the subsidiary are reallocated between controlling and non-controlling interests.

3.	ADOPTION OF NEW ACCOUNTING STANDARDS

The Company has adopted the following new standards, along with any consequential amendments, effective May 1, 2019. These changes were made in accordance with the applicable transitional provisions.

The Company adopted all of the requirements of IFRS 16, Leases (“IFRS 16”) as of May 1, 2019. IFRS 16 replaces IAS 17, Leases (“IAS 17”). IFRS 16 provides a single lessee accounting model, requiring lessees to recognize assets and liabilities for all leases unless the lease term is 12 months or less or the underlying asset has a low value. The Company has adopted IFRS 16 using the modified retrospective application method, where the 2019 comparatives are not restated and a cumulative catch up adjustment is recorded on May 1, 2019 for any differences identified, including adjustments to opening deficit balance.

The Company analyzed its contracts to identify whether they contain a lease arrangement for the application of IFRS 16. The following is the Company’s new accounting policy for leases under IFRS 16:

At inception of a contract, the Company assesses whether the contract is, or contains, a lease. A contract is, or contains, a lease if the contract conveys the right to control the use of an identified asset for a period of time in exchange for consideration.

Leases of right-of-use assets are recognized at the lease commencement date at the present value of the lease payments that are not paid at that date. The lease payments are discounted using the interest rate implicit in the lease, if that rate can be readily determined, and otherwise at the Company’s incremental borrowing rate. At the commencement date, a right-of-use asset is measured at cost, which is comprised of the initial amount of the lease liability adjusted for any lease payments made at or before the commencement date, plus any decommissioning and restoration costs, less any lease incentives received.

Each lease payment is allocated between repayment of the lease principal and interest. Interest on the lease liability in each period during the lease term is allocated to produce a constant periodic rate of interest on the remaining balance of the lease liability. Except where the costs are included in the carrying amount of another asset, the Company recognizes in profit or loss (a) the interest on a lease liability and (b) variable lease payments not included in the measurement of a lease liability in the period in which the event or condition that triggers those payments occurs. The Company subsequently measures a right-of-use asset at cost less any accumulated depreciation and any accumulated impairment losses; and adjusted for any remeasurement of the lease liability. Right-of-use assets are depreciated over the shorter of the asset’s useful life and the lease term, except where the lease contains a bargain purchase option a right-of-use asset is depreciated over the asset’s useful life.

On the date of transition, the Company recorded a right-of-use asset of $1,668,533 related to the office rent in property and equipment, and the lease obligation of $1,723,277 was recorded as at May 1, 2019, discounted using the Company’s incremental borrowing rate of 8%, and measured at an amount equal to the lease obligation as if IFRS 16 had been applied since the commencement date. The net difference between right-of-use assets and lease liabilities on the date of transition was recognized as a deficit adjustment of $54,744 on May 1, 2019.

IMMUNOPRECISE ANTIBODIES LTD.

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

For the three months ended July 31, 2020 and 2019

(Unaudited – Expressed in Canadian Dollars)

4.	CRITICAL ACCOUNTING ESTIMATES AND JUDGMENTS

The preparation of the condensed interim consolidated financial statements in conformity with IFRS required estimates and judgments that affect the amounts reported in the financial statements. Actual results could differ from these estimates and judgments. Estimates are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the year in which the estimate is revised. Significant areas requiring the use of estimates and judgments are as follows:

Functional currency

The Company has used judgment in determining the currency of the primary economic environment in which the entity operates.

Amounts receivable

The Company monitors the financial stability of its customers and the environment in which they operate to make estimates regarding the likelihood that the individual trade receivable balances will be paid. Credit risks for outstanding customer receivables are regularly assessed and allowances are recorded for estimated losses, if required.

Property and equipment

The Company has used estimates in the determination of the expected useful lives of property and equipment.

Revenue recognition

The percentage-of-completion method requires the use of estimates to determine the stage of completion which is used to determine the recorded amount of revenue, unbilled revenue and deferred revenue on uncompleted contracts. The determination of anticipated revenues includes the contractually agreed revenue and may also involve estimates of future revenues if such additional revenues can be reliably estimated and it is considered probable that they will be recovered. The determination of anticipated costs for completing a contract is based on estimates that can be affected by a variety of factors, including the cost of materials, labour, and sub-contractors. The determination of estimates is based on the Company’s business practices as well as its historical experience.

Impairments

For the purposes of assessing impairment, assets are grouped at the lowest levels for which there are separately identifiable cash flows (“CGU”s). Each asset or CGU is evaluated every reporting period to determine whether there are any indicators of impairment. If any such indicators exist, which is often judgment-based, a formal estimate of recoverable amount is performed and an impairment charge is recognized to the extent that the carrying amount exceeds the recoverable amount. The recoverable amount of an asset or CGU of assets is measured at the higher of fair value less costs of disposal or value in use. These determinations and their individual assumptions require that management make a decision based on the best available information at each reporting period. The estimates and assumptions are subject to risk and uncertainty; hence, there is the possibility that changes in circumstances will alter these projections, which may impact the recoverable amount of the assets. In such circumstances, some or all of the carrying value of the assets may be further impaired or the impairment charge reversed with the impact recorded in profit or loss.

The Company performs a goodwill impairment test annually and when circumstances indicate that the carrying value may not be recoverable. For the purposes of impairment testing, goodwill acquired through business combinations has been allocated to two different CGUs. The recoverable amount of each CGU was based on value in use, determined by discounting the future cash flows to be generated from the continuing use of the CGU. The cash flows were projected over a five-year period based on past experience and actual operating results.

IMMUNOPRECISE ANTIBODIES LTD.

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

For the three months ended July 31, 2020 and 2019

(Unaudited – Expressed in Canadian Dollars)

The Company performed its annual goodwill impairment test in April 2020 and no impairment was indicated for the period tested. The values assigned to the key assumptions represented management’s assessment of future trends in the industry and were based on hgarristorical data from both internal and external sources. Weighted average costs of capital of 16.33% and 12.26%, respectively, was used in the assessments of the two CGUs.

Determination of segments

An operating segment is a component of the Company that engages in business activities from which it may earn revenues and incur expenses. All operating segments’ results are reviewed by the Company’s management in order to make decisions regarding the allocation of resources to the segment. Segment results include items directly attributable to a segment as those that can be allocated on a reasonable basis.

As the Company provides antibody production and related services in one distinct segment.

Life of intangible assets

Intangible assets are amortized based on estimated useful life less their estimated residual value. Significant assumptions are involved in the determination of useful life and residual values and no assurance can be given that actual useful lives and residual values will not differ significantly from current assumptions. Actual useful life and residual values may vary depending on a number of factors including internal technical evaluation, attributes of the assets and experience with similar assets. Changes to these estimates may affect the carrying value of assets, net income (loss) and comprehensive income (loss) in future periods.

Purchase price allocation

The acquisition of U-Protein on August 22, 2017 and the acquisition of IPA Europe and Immulease on April 5, 2018 were accounted for as business combinations at fair value in accordance with IFRS 3, Business Combinations. The acquired assets and assumed liabilities were adjusted to their fair values assigned through completion of a purchase price allocation, as described below.

The purchase price allocation process resulting from a business combination required management to estimate the fair value of identifiable assets acquired including intangible assets and liabilities assumed including the deferred acquisition payment obligations. The Company used valuation techniques, which were based on forecasted future net cash flows discounted to present value, and also relied on work performed by third-party valuation specialists. These valuations were closely linked to the assumptions used by management on the future performance of the related assets and the discount rates applied.

5.	ACQUISITION OF U-PROTEIN

On August 22, 2017, the Company completed the acquisition of U-Protein whereby the Company acquired all of the issued and outstanding shares of U-Protein for €6,830,000 on terms as follows:

•	€2,734,732 (CAD$4,062,607) was paid in cash on closing;

•	3,030,503 common shares of the Company were issued on closing; and

•	€2,047,634 in deferred payments over a three-year period. The deferred payments can be made in cash or common shares of the Company at the election of U-Protein shareholders.

The transaction was accounted for as a business combination, as the operations of U-Protein meet the definition of a business. As the transaction was accounted for as a business combination, transaction costs of $17,717 were expensed. The goodwill resulting from the allocation of the purchase price to the total fair value of net assets represented the sales and growth potential of U-Protein. Goodwill recorded is allocated in its entirety to U-Protein. The fair value of the 3,030,503 common shares issued ($3,022,308) was determined based on the Canadian dollar equivalent of the consideration required of €2,047,634 pursuant to the share purchase agreement. The Company has allocated the purchase price as follows:

IMMUNOPRECISE ANTIBODIES LTD.

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

For the three months ended July 31, 2020 and 2019

(Unaudited – Expressed in Canadian Dollars)

$
Cash	4,062,607
3,030,503 common shares of the Company	3,022,308
Fair value of deferred payments	2,134,410

Fair value of consideration	9,219,325

Cash	797,276
Amounts receivable	370,530
Unbilled revenue	112,815
Inventory	36,900
Investment	90,404
Equipment, net of accumulated amortization	216,161
Intellectual property (not deductible for tax purposes)	4,064,000
Goodwill (not deductible for tax purposes)	4,655,893
Accounts payable and accrued liabilities	(269,657)
Income taxes payable	(44,197)
Deferred income tax liability	(810,800)

9,219,325

The deferred payments of €2,047,634 over a three-year period was fair valued on the date of acquisition using a discounted cash flow model. A discount rate of 16.2% was used. The changes in the value of the deferred payments during the three months ended July 31, 2020 and the year ended April 30, 2020 are as follows:

$
Balance, April 30, 2019	1,562,696
Accretion expense	350,137
Payment	(1,007,435)
Foreign exchange	26,130

Balance, April 30, 2020	931,528
Accretion expense	36,983
Foreign exchange	47,541

Balance, July 31, 2020	1,016,052

6.	ACQUISITION OF IPA EUROPE AND IMMULEASE

On April 5, 2018, the Company acquired all of the issued and outstanding shares of IPA Europe and its sister entity, Immulease, for an aggregate purchase price of €7,000,000 on terms as follows:

•	€2,500,000 (CAD$3,988,132) was paid in cash on closing;

•	6,600,399 common shares of the Company were issued on closing; and

•

€2,000,000 in deferred payments over a three-year period. The deferred payments are made in three equal installments of cash and equity totaling €666,666 and prorated if the EBITDA of IPA Europe for the fiscal year preceding the date of payment is less than its average EBITDA over the previous two fiscal years. During the year ended April 30, 2019, the Company and the seller entered into an Amendment, Termination and Settlement Agreement whereby the deferred payments shall no longer be subject to an adjustment and will be paid in equal installments of cash and equity totaling €666,666.

The transaction was accounted for as a business combination, as the operations of IPA Europe and Immulease meet the definition of a business. The goodwill resulting from the allocation of the purchase price to the total fair value of net assets represented the sales and growth potential of IPA Europe. Goodwill recorded is

IMMUNOPRECISE ANTIBODIES LTD.

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

For the three months ended July 31, 2020 and 2019

(Unaudited – Expressed in Canadian Dollars)

allocated in its entirety to IPA Europe. The fair value of the 6,600,399 common shares issued ($4,884,295) was determined to be $0.74 per share based on the fair value of the Company’s shares immediately prior to the completion of the acquisition. The Company has allocated the purchase price as follows:

$
Cash	3,988,132
6,600,399 common shares of the Company	4,884,295
Fair value of deferred payments	2,353,708

Fair value of consideration	11,226,135

Cash	270,339
Amounts receivable	572,427
Unbilled revenue	90,052
Inventory	2,286,995
Equipment, net of accumulated amortization	568,221
Software	30,974
Intangible assets (not deductible for tax purposes)	6,304,863
Goodwill (not deductible for tax purposes)	3,640,671
Accounts payable and accrued liabilities	(580,339)
Deferred revenue	(22,897)
Loans	(298,979)
Deferred income tax liability	(1,636,192)

11,226,135

The deferred payments of €2,000,000 over a three-year period was fair valued on the date of acquisition using a discounted cash flow model. A discount rate of 14% was used. The changes in the value of the deferred payments during the three months ended July 31, 2020 and the year ended April 30, 2020 are as follows:

$
Balance, April 30, 2019	1,501,285
Accretion expense	382,928
Foreign exchange	9,699

Balance, April 30, 2020	1,893,912
Accretion expense	32,963
Repayment	(1,029,939)
Foreign exchange	63,391

Balance, July 31, 2020	960,327

7.	INVESTMENT

Investment consists of a 29% (2019 – 29%) interest in QVQ Holding B.V. (“QVQ”), which is recorded using the equity method, being the best approximation of the investment’s fair value. Judgment is required as to the extent of influence that the Company has over QVQ. The Company considered the extent of voting power over the entity, the power to participate in financial and operating policy decisions of the entity, representation on the board of directors, material transactions between the entities, interchange of management personnel, and provision of essential technical information. The Company has determined that the Company is not considered to have significant influence over QVQ, as the Company does not have the power to participate in financial and operating policy decisions, does not have representation on the Board of Directors of QVQ, and the majority of the common shares are held by QVQ management.

IMMUNOPRECISE ANTIBODIES LTD.

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

For the three months ended July 31, 2020 and 2019

(Unaudited – Expressed in Canadian Dollars)

8.	PROPERTY AND EQUIPMENT

	Computer Hardware	Furniture & Equipment	Computer Software	Building	Automobile	Leasehold Improvements	Lab Equipment	Total
	$	$	$	$	$	$	$	$
Cost:
Balance, April 30, 2019	110,997	111,065	130,015	—	—	393,421	3,369,010	4,114,508
IFRS 16 transition adjustment	—	—	—	1,668,533	—	—	—	1,668,533
Additions	16,999	—	—	905,225	48,997	6,495	350,260	1,327,976
Disposals	(73,697)	(75,052)	(80,193)	(196,325)	—	(49,221)	(633,152)	(1,107,640)
Foreign exchange	—	—	97	6,166	972	—	12,367	19,602

Balance, April 30, 2020	54,299	36,013	49,919	2,383,599	49,969	350,695	3,098,485	6,022,979
Additions	2,236	—	—	—	—	—	865,902	868,138
Foreign exchange	(28)	—	1,605	78,082	2,680	—	119,011	201,350

Balance, July 31, 2020	56,507	36,013	51,524	2,461,681	52,649	350,695	4,083,398	7,092,467

Accumulated Depreciation:
Balance, April 30, 2019	88,135	85,636	48,789	—	—	205,816	2,047,583	2,475,959
Depreciation	23,016	7,194	66,198	696,948	7,145	69,273	497,409	1,367,183
Disposals	(73,697)	(75,052)	(80,193)	—	—	(49,221)	(633,152)	(911,315)
Foreign exchange	—	—	170	3,366	142	—	9,712	13,390

Balance, April 30, 2020	37,454	17,778	34,964	700,314	7,287	225,868	1,921,552	2,945,217
Depreciation	8,085	1,781	1,972	175,123	3,291	17,534	184,902	392,688
Foreign exchange	—	—	801	20,739	390	—	81,242	103,172

Balance, July 31, 2020	45,539	19,559	37,737	896,176	10,968	243,402	2,187,696	3,441,077

Net Book Value:
April 30, 2020	16,845	18,235	14,955	1,683,285	42,682	124,827	1,176,933	3,077,762
July 31, 2020	10,968	16,454	13,787	1,565,505	41,681	107,293	1,895,702	3,651,390

9.	INTANGIBLE ASSETS

The intangible assets were acquired as a result of the acquisitions of U-Protein and IPA Europe and are amortized using the straight-line method over their useful lives. The intellectual property has a useful life of 10 years, and the proprietary processes have a useful life of 5 years. The internally generated development costs will commence amortizing once the development process is ready to be used. The changes in the value of the intangible assets during the three months ended July 31, 2020 and the year ended April 30, 2020 are as follows:

	Internally Generated Development Costs	Intellectual Property	Proprietary Processes	Certifications	Total
	$	$	$	$	$
Cost:
Balance, April 30, 2019	—	4,145,225	7,740,010	139,707	12,024,942
Additions	114,042	—	—	—	114,042
Foreign exchange	533	13,464	25,140	454	39,591

Balance, April 30, 2020	114,575	4,158,689	7,765,150	140,161	12,178,575
Additions	21,049	—	—	—	21,049
Foreign exchange	4,383	223,024	416,433	7,517	651,357

Balance, July 31, 2020	140,007	4,381,713	8,181,583	147,678	12,850,981

Accumulated Amortization:
Balance, April 30, 2019	—	635,601	1,162,592	—	1,798,193
Amortization	—	406,334	1,634,830	—	2,041,164
Foreign exchange	—	11,600	42,226	—	53,826

Balance, April 30, 2020	—	1,053,535	2,839,648	—	3,893,183
Amortization	—	109,543	409,692	—	519,235
Foreign exchange	—	56,499	152,286	—	208,785

Balance, July 31, 2020	—	1,219,577	3,401,626	—	4,621,203

Net Book Value:
April 30, 2020	114,575	3,105,154	4,925,502	140,161	8,285,392
July 31, 2020	140,007	3,162,136	4,779,957	147,678	8,229,778

IMMUNOPRECISE ANTIBODIES LTD.

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

For the three months ended July 31, 2020 and 2019

(Unaudited – Expressed in Canadian Dollars)

10.	DEBENTURES

On April 5, 2018, the Company completed a nonconvertible debenture (the “Debentures”) financing in the principal amount of $4,252,000 (the “Offering”). The Debentures were unsecured, bore interest at a rate of 10% per annum, payable semi-annually, and were due eighteen months from the date of issue. Under the Offering, a holder of a Debenture received 37,500 detachable share purchase warrants (the “Warrants”) for every $25,000 of Debentures subscribed for by the holder. The Warrants are exercisable at $0.70 per share for a period of four years from the date of issue. The fair value of the Debentures at the time of issue was calculated as the discounted cash flows assuming a 15% effective interest rate. The fair value of the Warrants was determined at the time of issue as the difference between the face value and the fair value of the Debentures. On initial recognition, the Company bifurcated $4,003,125 to the carrying value of the Debentures and $248,875 to the Warrants.

Under the Offering, the Company paid the following finder’s fees: $10,300 in cash, 580,320 shares of the Company with a fair value of $383,010, and 415,942 finder’s warrants valued at $187,627. The fair value of the finder’s warrants was estimated on the date of issue using the Black-Scholes option valuation model with the following weighted average assumptions: dividend yield of $nil, risk free interest rate of 1.60%, expected life of 4 years and expected volatility based on the historical volatility of similar companies of 100%. The total fair value of the finder’s fees was allocated pro-rata based on the carrying values of the Debentures and Warrants, with $546,934 allocated to the Debentures and $34,003 allocated to the Warrants.

On October 25, 2018, the Company settled $1,377,000 of the Debentures by issuing 1,377,000 units at a price of $1.00 per unit. Each unit consisted of one common share of the Company and one share purchase warrant, with each warrant entitling the holder to purchase an additional share at $1.25 for two years. The fair value of the 1,377,000 common shares issued was determined to be $1,115,370. The fair value of the warrants issued was determined to be $283,000 and estimated on the date of issue using the Black-Scholes option valuation model with the following weighted average assumptions: dividend yield of $nil, risk free interest rate of 1.58%, expected life of 2 years and expected volatility based on the historical volatility of similar companies of 68.7%. The settlement resulted in a loss of $189,715.

On September 26, 2019, the Company modified the terms of $2,750,000 Debentures to extend the due date by 6 months to March 26, 2020, with the ability to pay earlier with no penalty, and increased the interest rate to 12.5%. The remaining debentures of $125,000 were paid on maturity.

On March 26, 2020, the Company settled $700,000 of the Debentures plus accrued interest of $46,875 by issuing 1,244,792 common shares. The fair value of the 1,244,792 common shares issued was determined to be $858,906. The settlement resulted in a loss of $112,031. $50,000 of the Debentures were paid on maturity. The maturity date of the remaining Debentures of $2,000,000 was extended to September 26, 2020.

IMMUNOPRECISE ANTIBODIES LTD.

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

For the three months ended July 31, 2020 and 2019

(Unaudited – Expressed in Canadian Dollars)

The Company repaid the remaining balance of $2,000,000 plus interest during the three months ended July 31, 2020.

The changes in the value of the Debentures during the three months ended July 31, 2020 and the year ended April 30, 2020 are as follows:

$
Balance, April 30, 2019	2,708,334
Accretion expense	166,666
Repayment	(175,000)
Settlement of debentures	(700,000)

Balance, April 30, 2020	2,000,000
Repayment	(2,000,000)

Balance, July 31, 2020	—

11.	LOANS PAYABLE

On April 5, 2018, the Company assumed loans payable of €60,750 (CAD$94,995) as a result of the acquisition of IPA Europe. On July 7, 2015, IPA Europe entered into a loan agreement in the principal amount of €165,000, maturing on July 31, 2020. The loan was secured by certain equipment, bore an interest rate of 4% per annum and was repayable in monthly installments of €2,250. The interest was owed per month in arrears. The principal outstanding at July 31, 2020 is €nil (CAD$nil) (April 30, 2020 – €4,500 (CAD$6,797)).

On April 5, 2018, the Company assumed loans payable of €56,450 (CAD$88,271) as a result of the acquisition of IPA Europe. On February 1, 2016, IPA Europe entered into a loan agreement in the principal amount of €100,000, maturing on February 28, 2021. The loan is secured by certain equipment, bears an interest rate of 3% per annum and is repayable in monthly installments of €1,675. The interest is owed per month in arrears. The principal outstanding at July 31, 2020 is €9,550 (CAD$15,198) (April 30, 2020 – €14,575 (CAD$22,014)).

On April 15, 2020, the Company was approved for a US$209,000 loan under the Payroll Protection Program (“PPP”) administered by the U.S. Small Business Administration. The loan accrues interest at 1% per annum and is repayable in monthly installments of US$11,761 starting in November 2020 until April 2022. The PPP is a US$349 billion loan program that originated from the U.S. Coronavirus Aid, Relief and Economic Security (CARES) Act. The PPP loan has a term of two years, is unsecured, and is guaranteed by the U.S. Small Business Administration. The loan will be forgiven if the proceeds are used by the Company to cover payroll costs (including benefits), with up to 25% allowed for rent and utilities, during the eight-week period following the loan origination date. The Company expects to meet the requirements for full loan forgiveness and will apply for lender forgiveness after the required September 30, 2020 federal and state employment related filings are complete.

IMMUNOPRECISE ANTIBODIES LTD.

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

For the three months ended July 31, 2020 and 2019

(Unaudited – Expressed in Canadian Dollars)

$
Balance, April 30, 2019	111,670
Loan proceeds	283,328
Loan repayments and foreign exchange	(82,859)

Balance, April 30, 2020	312,139
Loan repayments and foreign exchange	(15,753)

Balance, July 31, 2020	296,386
Current portion	(107,287)

Non-current portion	189,099

12.	CONVERTIBLE DEBENTURES

On May 15, 2020, the Company closed a non-brokered private placement financing by issuing 10% convertible debentures (“New Debentures”) for total proceeds of $2,592,000. On May 27, 2020, the Company issued an additional $35,000 of the 10% New Debentures. In total, the Company issued $2,627,000 of the New Debentures. The New Debentures are unsecured, bear interest at a rate of 10% per year and payable at maturity. The maturity date is May 15, 2022 for $2,592,000 of the New Debentures and May 22, 2022 for $35,000 of the New Debentures. The principal amount of the New Debentures may be convertible, at the option of the holder, into units of the Company at a conversion price of $0.85 per share. The Company may force convert the principal amount of the New Debentures at $0.85 per share if the average closing price is equal to or greater than $1.50 for 20 trading days.

In advance of the closing of the New Debentures, the Company had received $313,268 of the proceeds as at April 30, 2020.

The fair value of the New Debentures at the time of issue was calculated as the discounted cash flows assuming a 15% effective interest rate. The fair value of the equity component was determined at the time of issue as the difference between the face value and the fair value of the New Debentures. On initial recognition, the Company bifurcated $2,413,377 to the carrying value of the New Debentures and $213,623 to the equity component.

Under the financing, the Company paid finders cash commissions totaling $82,580 and incurred legal and filing fees of $29,331. The transaction costs were allocated pro-rata based on the carrying values of the New Debentures and the equity component, with $102,811 allocated to the New Debentures and $9,100 allocated to the equity component.

During the three months ended July 31, 2020, the Company recorded accretion expense of $31,199 (2019 – $nil). The changes in the value of the New Debentures during the three months ended July 31, 2020 are as follows:

	Liability Component	Equity Component
	$	$
Balance, April 30, 2020	—	—
Proceeds	2,413,377	213,623
Transaction costs	(102,811)	(9,100)
Accretion expense	31,199	—

Balance, July 31, 2020	2,341,765	204,523

IMMUNOPRECISE ANTIBODIES LTD.

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

For the three months ended July 31, 2020 and 2019

(Unaudited – Expressed in Canadian Dollars)

13.	LEASES

The Company entered into certain equipment and automobile leases expiring between 2021 and 2023 with interest rates of between 8% and 17% per annum. The Company’s obligations under these finance leases are secured by the lessor’s title to the leased assets. The Company also entered into office leases in January 2018, May 2018, May 2019 and June 2019. With the adoption of IFRS 16, Leases (see Note 3), the Company recognized a lease obligation with regard to the office leases. The terms and the outstanding balances as at July 31, 2020 and April 30, 2020 are as follows:

	July 31, 2020 $	April 30, 2020 $
Equipment under lease in monthly instalments of $1,228 with interests of between 13% and 17% per annum. Due dates are between May 2021 and March 2023.	59,616	71,222
Equipment under lease in monthly instalments of $22,309 with interest rate of 8% per annum and an end date of May 2023.	638,227	—
Automobile under lease in monthly instalments of $1,155 with an interest rate of 8% per annum and an end date of September 2023.	42,702	43,330
Right-of-use asset from office lease repayable in monthly instalments of $9,602 and an interest rate of 8% per annum and an end date of May 2021. The obligation includes an early termination fee of $15,981.	107,598	135,230
Right-of-use asset from office lease repayable in monthly instalments of $16,445 and an interest rate of 8% per annum and an end date of December 2022.	458,465	475,727
Right-of-use asset from office lease repayable in monthly instalments of $23,236 and an interest rate of 8% per annum and an end date of December 2022.	648,806	673,235
Right-of-use asset from office lease repayable in monthly instalments of $13,891 to $21,015 and an interest rate of 8% per annum and an end date of April 2023.	431,258	485,307
Current portion	(698,715)	(752,306)

Non-current portion	1,687,957	1,131,744

As at July 31, 2020, the Company’s lab equipment and automobile include a net carrying amount of $793,557 (April 30, 2020 – $77,285) for the leased equipment and $41,681 (April 30, 2020 – $42,682) for the leased automobile. The net carrying amount of the right-of-use assets from office lease obligation is $1,565,505 (April 30, 2020 – $1,683,285).

IMMUNOPRECISE ANTIBODIES LTD.

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

For the three months ended July 31, 2020 and 2019

(Unaudited – Expressed in Canadian Dollars)

The following is a schedule of the Company’s future minimum lease payments related to the equipment under finance lease and the office lease obligation:

$
2021	835,659
2022	982,598
2023	780,764
2024	16,928

Total minimum lease payments	2,615,949
Less: imputed interest	(229,277)

Total present value of minimum lease payments	2,386,672
Less: Current portion	(698,715)

Non-current portion	1,687,957

14.	SHARE CAPITAL

a) Authorized:

Unlimited common shares without par value.

b) Share capital transactions:

2020 Transactions

On March 26, 2020, the Company settled $700,000 of the Debentures plus accrued interest of $46,875 by issuing 1,244,792 common shares (Note 10). The fair value of the 1,244,792 common shares issued was determined to be $858,906. The settlement resulted in a loss of $112,031.

During the year ended April 30, 2020, the Company issued 55,000 common shares pursuant to exercise of stock options for total gross proceeds of $16,500. A value of $12,490 was transferred from contributed surplus to share capital as a result. The weighted average share price at dates the stock options were exercised was $0.69.

During the year ended April 30, 2020, the Company issued 680,971 common shares pursuant to exercise of warrants and finder’s warrants for total gross proceeds of $476,679. A value of $22,942 was transferred from contributed surplus to share capital as a result.

2021 Transactions

On May 1, 2020, the Company issued 664,163 common shares pursuant to the second deferred payment for the acquisition of IPA Europe (Note 6). The common shares were valued at $511,405.

During the three months ended July 31, 2020, the Company issued 180,900 common shares pursuant to exercise of stock options for total gross proceeds of $137,845. A value of $99,199 was transferred from contributed surplus to share capital as a result. The weighted average share price at dates the stock options were exercised was $1.46.

During the three months ended July 31, 2020, the Company issued 3,305,500 common shares pursuant to exercise of warrants and finder’s warrants for total gross proceeds of $3,513,275. A value of $53,199 was transferred from contributed surplus to share capital as a result.

IMMUNOPRECISE ANTIBODIES LTD.

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

For the three months ended July 31, 2020 and 2019

(Unaudited – Expressed in Canadian Dollars)

c) Options

The Company has an incentive Stock Option Plan (“the Plan”) under which non-transferable options to purchase common shares of the Company may be granted to directors, officers, employees or service providers of the Company. The terms of the plan provide that the Directors have the right to grant options to acquire common shares of the Company at not less than the closing market price of the shares on the day preceding the grant at terms of up to five years. The maximum number of options outstanding under the Plan shall not result, at any time, in more than 10% of the issued and outstanding common shares.

On October 3 2019, the Company granted 250,000 stock options, exercisable at $0.475 per option, to an officer of the Company. The options are subject to vesting conditions as follows: one-third 6 months after grant date; one-third 12 months after grant date and one-third 18 months after grant date. The fair value of these options was estimated to be $86,395 using the Black-Scholes option pricing model and the following assumptions: share price on grant date of $0.48, dividend yield of 0%, expected volatility of 100%, a risk-free interest rate of 1.46%, and an expected life of 5 years.

On October 3, 2019, the Company granted 200,000 stock options, exercisable at $1.00 per option, to a consultant of the Company. The options vested immediately upon grant. The fair value of these options was estimated to be $32,096 using the Black-Scholes option pricing model and the following assumptions: share price on grant date of $0.48, dividend yield of 0%, expected volatility of 100%, a risk-free interest rate of 1.56%, and an expected life of 2 years.

On October 3, 2019, the Company granted 150,000 stock options, exercisable at $0.50 per option, to a director of the Company. The options are subject to vesting conditions as follows: one-third 6 months after grant date; one-third 12 months after grant date and one-third 18 months after grant date. The fair value of these options was estimated to be $53,326 using the Black-Scholes option pricing model and the following assumptions: share price on grant date of $0.48, dividend yield of 0%, expected volatility of 100%, a risk-free interest rate of 1.46%, and an expected life of 5 years.

On October 3, 2019, the Company granted 65,000 stock options, exercisable at $1.01 per option, to employees of the Company. The options vested immediately upon grant. The fair value of these options was estimated to be $14,627 using the Black-Scholes option pricing model and the following assumptions: share price on grant date of $0.48, dividend yield of 0%, expected volatility of 100%, a risk-free interest rate of 1.54%, and an expected life of 2.96 years.

On April 3, 2020, the Company granted 55,000 stock options, exercisable at $1.01 per option, to employees of the Company. The options are subject to vesting conditions as follows: one-third 6 months after grant date; one-third 12 months after grant date and one-third 18 months after grant date. The fair value of these options was estimated to be $20,582 using the Black-Scholes option pricing model and the following assumptions: share price on grant date of $0.69, dividend yield of 0%, expected volatility of 100%, a risk-free interest rate of 0.75%, and an expected life of 3 years.

On April 29, 2020, the Company granted 250,000 stock options, exercisable at $0.76 per option, to an officer of the Company. The options are subject to vesting conditions as follows: one-third 6 months after grant date; one-third 12 months after grant date and one-third 18 months after grant date. The fair value of these options was estimated to be $129,340 using the Black-Scholes option pricing model and the following assumptions: share price on grant date of $0.76, dividend yield of 0%, expected volatility of 100%, a risk-free interest rate of 0.38%, and an expected life of 3.93 years.

Expected volatility was based on the historical volatility of similar companies.

During the three months ended July 31, 2020 the Company has recorded $97,273 (2019 - $285,995) of share-based payments expense.

IMMUNOPRECISE ANTIBODIES LTD.

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

For the three months ended July 31, 2020 and 2019

(Unaudited – Expressed in Canadian Dollars)

The changes in the stock options for the three months ended July 31, 2020 and the year ended April 30, 2020 are as follows:

	Number of options #	Weighted average exercise price $	Weighted average life remaining (years)
Balance, April 30, 2019 (outstanding)	5,303,333	0.78	3.87
Granted	970,000	0.73	—
Exercised	(55,000)	0.30	—
Forfeited	(903,333)	0.73	—

Balance, April 30, 2020 (outstanding)	5,315,000	0.77	3.03
Exercised	(180,900)	0.77	—

Balance, July 31, 2020 (outstanding)	5,134,100	0.77	2.79
Unvested	(571,667)	0.66	3.81

Exercisable, July 31, 2020	4,562,433	0.78	2.66

Details of the options outstanding as at July 31, 2020 are as follows:

Expiry Date	Exercise price $	Remaining life (year)	Options outstanding		Unvested	Vested
October 1, 2021	1.00	1.17	200,000		—	200,000
December 20, 2021	0.30	1.39	510,000	(1)	—	510,000
September 18, 2022	1.01	2.13	887,500	(2)	—	887,500
January 3, 2023	0.65	2.43	250,000		—	250,000
February 7, 2023	0.47	2.52	700,000		—	700,000
April 3, 2023	1.01	2.67	55,000	(3)	55,000	—
September 24, 2023	0.95	3.15	95,000		—	95,000
November 7, 2023	0.80	3.27	121,600	(4)	—	121,600
November 7, 2023	0.82	3.27	100,000		—	100,000
December 31, 2023	1.00	3.42	1,250,000		—	1,250,000
January 7, 2024	0.76	3.44	300,000	(5)	—	300,000
January 11, 2024	1.00	3.45	15,000		—	15,000
April 1, 2024	0.76	3.67	250,000		250,000	—
October 1, 2024	0.475	4.17	250,000		166,667	83,333
October 3, 2024	0.50	4.18	150,000		100,000	50,000

	0.77	2.79	5,134,100		571,667	4,562,433

(1)	280,000 of these stock options have been exercised subsequent to July 31, 2020.
(2)	15,000 of these stock options have been exercised subsequent to July 31, 2020.
(3)	5,000 of these stock options have been exercised subsequent to July 31, 2020.
(4)	121,600 of these stock options have been exercised subsequent to July 31, 2020.
(5)	These options were amended during the year ended April 30, 2020 from an exercise price of $1.00 to $0.76.

IMMUNOPRECISE ANTIBODIES LTD.

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

For the three months ended July 31, 2020 and 2019

(Unaudited – Expressed in Canadian Dollars)

d) Warrants

The changes in the warrants for the three months ended July 31, 2020 and the year ended April 30, 2020 are as follows:

	Number of warrants #	Weighted average exercise price $	Weighted average life remaining (years)
Balance, April 30, 2019	17,732,500	1.04	1.90
Exercised	(675,000)	0.70	—

Balance, April 30, 2020	17,057,500	1.05	0.91
Exercised	(3,283,500)	1.07	—

Balance, July 31, 2020	13,774,000	1.05	0.70

Details of the warrants outstanding as at July 31, 2020 are as follows:

Expiry Date	Exercise price $	Remaining life (year)	Warrants outstanding
March 26, 2022	0.70	1.65	4,998,000	(1)
September 24, 2020	1.25	0.15	7,494,000	(2)
October 25, 2020	1.25	0.24	1,282,000	(3)

	1.05	0.70	13,774,000

(1)	75,000 of these warrants have been exercised subsequent to July 31, 2020.
(2)	All of these warrants have been exercised subsequent to July 31, 2020. (3) 244,000 of these warrants have been exercised subsequent to July 31, 2020.

e) Finder’s Warrants

The changes in the finder’s warrants for the three months ended July 31, 2020 and the year ended April 30, 2020 are as follows:

	Number of warrants #	Weighted average exercise price $	Weighted average life remaining (years)
Balance, April 30, 2019	415,942	0.70	2.91
Exercised	(5,971)	0.70	—
Balance, April 30, 2020	409,971	0.70	1.90
Exercised	(22,000)	0.70	—

Balance, July 31, 2020	387,971	0.70	1.65

As at July 31, 2020, the Company has 387,971 finder’s warrants outstanding. The warrants have an exercise price of $0.70 per share and expire on March 26, 2022.

15.	RELATED PARTY TRANSACTIONS

Key management personnel are those persons having authority and responsibility for planning, directing and controlling the activities of the Company. Key management consists of Dr. Jennifer Bath, President and CEO; Lisa Helbling, CFO; Dr. Stefan Lang, Chief Business Officer; Dr. Yasmina Abdiche, Chief Scientific Officer; Charles Wheelock, former Chief Technology Officer; Natasha Tsai, former CFO; Reginald Beniac, former Chief Operating Officer; Oren Beske, former President of ImmunoPrecise Antibodies (USA) Ltd.; Martin Hessing, a former Director of U-Protein; Jos Raats, former President and CEO of IPA Europe; and Directors of the Company. During the three months ended July 31, 2020 and 2019, the compensation for key management is as follows:

IMMUNOPRECISE ANTIBODIES LTD.

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

For the three months ended July 31, 2020 and 2019

(Unaudited – Expressed in Canadian Dollars)

	2020 $	2019 $
Management fees	15,737	45,148
Salaries and other short-term benefits	603,895	485,845
Severance	62,768	—
Share-based payments	90,701	264,882

	773,101	795,875

At July 31, 2020, included in accounts payable and accrued liabilities is $590,197 (April 30, 2020 - $412,188) due to related parties.

During the year ended April 30, 2020, a company controlled by Martin Hessing, a former Director of U-Protein, sold certain equipment to U-Protein for a cash consideration of €25,000.

These transactions are in the normal course of operations and are measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties, unless otherwise noted.

16.	SEGMENTED INFORMATION AND ECONOMIC DEPENDENCE

At July 31, 2020 and April 30, 2020, the Company has one reportable segment, being antibody production and related services.

During the three months ended July 31, 2020, the Company had sales to nil (2019 - nil) customer who in aggregate accounted for more than 10% (2019 – 10%) of revenue.

The Company’s revenues are allocated to geographic segments for the three months ended July 31, 2020 and 2019 as follows:

	2020 $	2019 $
United States of America	1,752,079	904,377
Canada	291,950	206,823
Europe	1,284,203	1,505,926
Other	436,745	98,973

	3,764,977	2,716,099

The Company’s revenues are allocated according to revenue types for the three months ended July 31, 2020 and 2019 as follows:

	2020 $	2019 $
Project revenue	3,472,810	2,611,868
Product sales revenue	288,232	60,234
Cryo storage revenue	3,935	43,997

	3,764,977	2,716,099

IMMUNOPRECISE ANTIBODIES LTD.

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

For the three months ended July 31, 2020 and 2019

(Unaudited – Expressed in Canadian Dollars)

The Company’s non-current assets are allocated to geographic segments as at July 31, 2020 and April 30, 2020 as follows:

	July 31, 2020 $	April 30, 2020 $
North America	1,981,023	1,429,210
Netherlands	18,444,778	18,134,469

	20,425,801	19,563,679

Geographic segmentation of the Company’s net income (loss) for the three months ended July 31, 2020 and 2019 is as follows:

	2020 $	2019 $
North America—Corporate	(680,365)	(1,974,763)
North America	(299,074)	(112,064)
Netherlands	430,121	74,629

	(549,318)	(2,012,198)

Geographic segmentation of the interest and accretion, and amortization and depreciation for the three months ended July 31, 2020 and 2019 is as follows:

Interest and accretion	2020 $	2019 $
North America—Corporate	188,474	630,675
North America	23,980	23,975
Netherlands	58,497	17,203

	270,951	671,853

Amortization and depreciation	2020 $	2019 $
North America—Corporate	6,588	20,640
North America	180,347	126,771
Netherlands	724,988	554,873

	911,923	702,284

17.	SUPPLEMENTAL CASH FLOW INFORMATION

Non-cash investing and financing transactions:	July 31, 2020 $	July 31, 2019 $
Acquisition of building and equipment by capital lease	769,725	1,668,533
Fair value of shares issued pursuant to deferred acquisition payment to IPA Europe	511,405	—

IMMUNOPRECISE ANTIBODIES LTD.

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

For the three months ended July 31, 2020 and 2019

(Unaudited – Expressed in Canadian Dollars)

The following changes in liabilities arose from financing activities:

			Non-cash changes
	April 30, 2020 $	Cash Flows $	Acquisition $	Settlement / Disposal $	Accretion $	Foreign exchange movements and change in estimates $	July 31, 2020 $
Deferred acquisition payments	2,825,440	(518,534)	—	(511,405)	69,946	110,932	1,976,379
Debentures	2,000,000	(2,000,000)	—	—	—	—	—
Convertible debentures	313,268	1,997,298	—	—	31,199	—	2,341,765
Loans payable	312,139	(15,753)	—	—	—	—	296,386
Leases	1,884,050	(267,103)	684,753	—	—	84,972	2,386,672

Total	7,334,897	(804,092)	684,753	(511,405)	101,145	195,904	7,001,202

			Non-cash changes
	April 30, 2019 $	Cash Flows $	Acquisition $	Accretion $	Foreign exchange movements and change in estimates $	July 31, 2019 $
Deferred acquisition payments	3,063,981	—	—	457,137	(118,983)	3,402,135
Debentures	2,708,334	—	—	95,756	—	2,804,090
Loans payable	111,670	(20,398)	—	—	—	91,272
Leases	107,077	(105,075)	1,723,277	—	—	1,725,279

Total	5,991,062	(125,473)	1,723,277	552,893	(118,983)	8,022,776

18.	SUBSEQUENT EVENTS

Subsequent to July 31, 2020, the Company granted 250,000 stock options at a price of $1.50 per share for a period of 3 years. The options are subject to following vesting period: 25% at three months after the date of grant and 25% every three months thereafter.

Subsequent to July 31, 2020, the Company granted 1,350,000 stock options at a price of $1.70 per share for a period of 5 years. The options are subject to following vesting period: one-third at six months after the date of grant and one-third every six months thereafter.